FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES UPDATE IN OFFER FOR CARIBOU RESOURCES CORP.

Court of Queen’s Bench of Alberta Grants Extension to Pursue Offer

(all amounts expressed in U.S. Dollars)

Didsbury, Alberta – Friday, June 1, 2007 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced that its previously announced offer to Caribou Resources Corp. (TSX Venture: CBU) (“Caribou”) to acquire all of its shares and settle with its creditors has moved closer to acceptance.  At a hearing yesterday in the Court of Queen’s Bench of Alberta in Calgary, an Order was granted approving an extension of the stay of proceedings until June 14, 2007, to give Caribou and its Monitor, Deloitte & Touche Inc., the necessary time to negotiate the final details of the transaction with the Company, and for JED to acquire the security and liability owed by Caribou to its major secured creditor.  The only other offer for Caribou before the court, that was presented by Caribou’s major secured creditor, has expired and not been renewed, and the major secured creditor is supporting JED's offer.  “Today’s extension by the court and JED’s agreement with Caribou’s major secured creditor has gone a long way towards our goal of acquiring Caribou,” stated James Rundell, JED’s President.  “Subject to the negotiation of the final details of our offer with Caribou and the Monitor, and acquiring the secured creditor's liability and security in Caribou’s assets over the next two weeks, we anticipate that Caribou’s acceptance of our offer and court authorization to pursue the required approvals to close the transactions should occur on June 14th.”

As previously announced, in January 2007, Caribou filed for protection under the Canadian Companies’ Creditors Arrangement Act (the “CCAA”), which is similar to “Chapter 11” protection in the U.S.  JED’s offer consists of payment in full in cash to the major secured creditor of approximately $26.7 million, plus payment in cash to any creditors with security in priority to the major secured creditor; payment in cash of approximately $345,500 plus an issuance of 5 million common shares to the unsecured creditors totaling approximately $17.7 million, and an issuance of up to 4 million common shares for the acquisition of all of the 39 to 40 million shares of Caribou on the basis of one common share of JED for every 10 shares of Caribou held.  JED has delivered approximately $185,000 as a deposit with its offer.

Caribou is primarily focused on exploring for natural gas in Northern Alberta, and oil and natural gas in Central Alberta.  Caribou’s production at December 31, 2006 was 1,200 barrels of oil equivalent or BOE’s per day, and a report of its estimated reserves effective December 31, 2007 prepared by the independent engineering firm of McDaniel & Associates Consultants Ltd. showed total proved reserves of 1,648 MBOE’s and total probable reserves of 1,999 MBOE’s, for a total of proved plus probable reserves of 3,647 MBOE’s with a net present value of $43.85 million, using the report’s forecasted pricing assumptions at January 1, 2007 discounted at 10%.  Caribou also obtained an evaluation of its undeveloped land of approximately $11.85 million at January 1, 2007 by Seaton-Jordan & Associates Ltd., and estimated its tax pools at 2006 year-end to be $90.29 million and net debt to be $39.62 million.

Under the CCAA procedure, the Caribou offer must be selected as the best offer for the creditors by the Court of Queen’s Bench, which will be addressed on the new hearing date of June 14th.  The offer must then also be approved by Caribou’s creditors and Caribou’s shareholders.  The issuance by JED of up to 9 million common shares is also subject to the approval of JED’s common shareholders under the rules of the AMEX.  The settlement with Caribou creditors will be effected under a Plan of Arrangement under the CCAA, and the acquisition of the shares of Caribou will be effected under a Plan of Arrangement under the Business Corporations Act (Alberta), which would also be an element of the Plan of Arrangement under the CCAA.  An Information Circular with detailed information will be mailed to JED and Caribou shareholders.  Following completion of the transactions, Caribou would either become a wholly-owned subsidiary of JED, or would amalgamate with or be acquired by a wholly-owned subsidiary or affiliate of JED.

- more -

JED Oil News Release

June 1, 2007

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

BOE’s may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  The acquisition of Caribou Resources Corp. is subject to a number of approvals and conditions, which may not be forthcoming, or the assets, production or drilling opportunities anticipated by the acquisition may not be realized.   Additional factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

This press release shall not constitute an offer of securities for sale in the United States or Canada or the solicitation of an offer to buy securities in the United States or Canada, nor shall there be any sale of the securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, V-P Legal & Corporate Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com